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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               _________________

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                               __________________

                 SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                               __________________

                           AQUARIUS ACQUISITION, L.P.
                      C/O NOMURA ASSET CAPITAL CORPORATION
                           TWO WORLD FINANCIAL CENTER
                            NEW YORK, NEW YORK 10005
                                 (212) 667-2250
                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               _________________

                                  MAY 24, 1995
            (Date of Event which Requires Filing of this Statement)
                               _________________

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

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                Page 1 of    Pages
                Exhibit Index Appears on Page




1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Aquarius Acquisition, L.P.
- ------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A                    (a) [ ]
       GROUP                                                         (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS                                                AF
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
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      NUMBER OF         7. SOLE VOTING POWER                          233.65
      SHARES            ------------------------------------------------------
      BENEFICIALLY      8. SHARED VOTING POWER                        N/A
      OWNED BY          ------------------------------------------------------
      EACH              9. SOLE DISPOSITIVE POWER                     233.65
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                  N/A
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                233.65
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                         [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                    36.0%
      (11)
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14.   TYPE OF REPORTING PERSON          PN





1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE
      PERSON

      Nomura Asset Capital Corporation
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A                     (a) [ ]
      GROUP                                                          (b) [ ]
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3.    SEC USE ONLY
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4.   SOURCE OF FUNDS                                                  WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
- -------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
- -------------------------------------------------------------------------------
      NUMBER OF       7. SOLE VOTING POWER                            233.65
       SHARES         ---------------------------------------------------------
    BENEFICIALLY      8. SHARED VOTING POWER                          N/A
      OWNED BY        ---------------------------------------------------------
       EACH           9. SOLE DISPOSITIVE POWER                       233.65
    REPORTING         ---------------------------------------------------------
     PERSON WITH      10. SHARED DISPOSITIVE POWER                    N/A
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                            233.65
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                          [ ]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                                          36.0%
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14. TYPE OF REPORTING PERSON          CO





ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 2 to Statement on Schedule 13D relates to Units ("Units") of limited partnership interests of Springhill Lake Investors Limited Partnership, a Maryland limited partnership (the "Partnership"), which has its principal offices at c/o Three Winthrop Properties, Inc., One International Place, Boston, Massachusetts 02110. Capitalized terms used in this
Amendment No. 2 and not defined herein shall have the meanings set forth in the Tender Offer Statement on Schedule 14D-1, as amended, filed by Aquarius Acquisition, L.P., a Delaware limited partnership ("Aquarius"), with the Securities and Exchange Commission.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     From April 11, 1995 to May 24, 1995, Aquarius purchased 7.5 Units in private transactions for a total consideration of $258,000. All funds necessary for these purchases were obtained from the Facility.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Each of Aquarius and NACC is the beneficial owner of 233.65 Units, as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3"). The 233.65 Units represent, in accordance with Rule 13d-3, approximately 36.0% of the 649 Units outstanding as of May 24, 1995.

     (b)  Aquarius and NACC have the sole power to vote and dispose of all
233.65 Units.





                           SIGNATURES


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 9, 1995

                              AQUARIUS ACQUISITION, L.P.


                              By:  Partnership Acquisition Trust I,
                                        its General Partner

                              By:  WILMINGTON TRUST COMPANY,
                                     as Trustee and not in its individual
                                     capacity


                              By:   /s/ David A. Vanaskey, Jr.
                                   -------------------------------------------
                                    Name:  David A. Vanaskey, Jr.
                                    Title:  Senior Financial Services Officer


                              NOMURA ASSET CAPITAL CORPORATION


                              By:  /s/ Daniel S. Abrams
                                   --------------------------------------------
                                    Name:  Daniel S. Abrams
                                    Title:  Vice President